October 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Ivan Griswold

Re:	Coupa Software Incorporated
Registration Statement on Form S-1 (File No. 333-213546)
Request for Acceleration of Effective Date

Dear Mr. Griswold:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coupa Software Incorporated (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-213546) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on October 5, 2016, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

Coupa Software Incorporated

By:	/s/ Todd Ford
Todd Ford Chief Financial Officer (Principal Financial and Accounting Officer)

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